UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Mariner Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

56845T305
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 56845T305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip F. Anschutz (“Anschutz”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 6,396,092(1)(2)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 853,682(1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.41%(4)

12.	Type of Reporting Person (See Instructions) IN

(1)            Includes shares held directly by The Anschutz Corporation (“TAC”) and Anschutz Investment Company (“AIC”).

(2)            Includes 5,542,410 shares subject to forward contracts (“Forward Contracts”) pursuant to which TAC holds voting power.

(3)            Excludes 5,542,410 shares that are subject to Forward Contracts (see footnote (2) above) pursuant to which TAC holds the right to participate in a portion of the appreciation in the price of the shares of stock over the period of each Forward Contract through a reduction in the number of shares to be delivered at the end of the contract.  TAC also has the right under the Forward Contracts to settle any obligations to deliver shares at the end of the Forward Contracts by paying the then market value of the shares otherwise deliverable.  During the term of the Forward Contracts, TAC will retain ownership of all shares, including voting rights.

(4)            Based on 86,365,035 shares of Common Stock outstanding as of November 3, 2006.

CUSIP No. 56845T305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anschutz Company (“AC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 6,396,092(1)(2)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 853,682(1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.41%(4)

12.	Type of Reporting Person (See Instructions) CO

(1)            Includes shares held directly by TAC and AIC.

(2)            Includes 5,542,410 shares subject to Forward Contracts pursuant to which TAC holds voting power.

(3)            Excludes 5,542,410 shares that are subject to Forward Contracts pursuant to which TAC holds the right to participate in a portion of the appreciation in the price of the shares of stock over the period of each Forward Contract through a reduction in the number of shares to be delivered at the end of the Forward Contract.  TAC also has the right under the Forward Contracts to settle any obligations to deliver shares at the end of the Forward Contracts by paying the then market value of the shares otherwise deliverable.  During the term of the Forward Contracts, TAC will retain ownership of all shares, including voting rights.

(4)            Based on 86,365,035 shares of Common Stock outstanding as of November 3, 2006.

CUSIP No. 56845T305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Anschutz Corporation (“TAC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 6,396,092(1)(2)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 853,682(1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.41%(4)

12.	Type of Reporting Person (See Instructions) CO

(1)            Includes shares held directly by AIC.

(2)            Includes 5,542,410 shares subject to forward contracts (“Forward Contracts”) pursuant to which TAC holds voting power.

(3)            Excludes 5,542,410 shares that are subject to Forward Contracts pursuant to which TAC holds the right to participate in a portion of the appreciation in the price of the shares of stock over the period of each Forward Contract through a reduction in the number of shares to be delivered at the end of the Forward Contract.  TAC also has the right under the Forward Contracts to settle any obligations to deliver shares at the end of the Forward Contracts by paying the then market value of the shares otherwise deliverable.  During the term of the Forward Contracts, TAC will retain ownership of all shares, including voting rights.

(4)            Based on 86,365,035 shares of Common Stock outstanding as of November 3, 2006.

CUSIP No. 56845T305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anschutz Investment Company (“AIC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 145

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 145

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 145

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) <1%(1)

12.	Type of Reporting Person (See Instructions) CO

(1)            Based on 86,365,035 shares of Common Stock outstanding as of November 3, 2006.

Item 1.

(a)       Name of Issuer:  Mariner Energy, Inc.

(b)       Address of Issuer’s Principal Executive Offices:   One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, TX 77042

Item 2.

(a)       Name of Persons Filing:  Philip F. Anschutz, Anschutz Company, The Anschutz Corporation, Anschutz Investment Company. Philip F. Anschutz holds 100% of the outstanding common stock of Anschutz Company.  Anschutz Company owns 100% of the outstanding common stock of The Anschutz Corporation. The Anschutz Corporation owns 100% of the outstanding common stock of Anschutz Investment Company.

(b)       Address of Principal Business Office or, if none, Residence:  555 17th Street, #2400, Denver, CO 80202

(c)       Citizenship:  Philip F. Anschutz — USA, Anschutz Company — Delaware, The Anschutz Corporation - Kansas, Anschutz Investment Company—Colorado.

(d)       Title of Class of Securities:  Common Stock

(e)       CUSIP Number:  56845T305

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

Reference is made to Items 5-11 on pages 2, 3, 4 and 5 of this Schedule 13G.

Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7.                       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.    N/A

Item 8.                       Identification and Classification of Members of the Group.    N/A

Item 9.                       Notice of Dissolution of Group.    N/A

Item 10.                Certification.  N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHILIP F. ANSCHUTZ

By:	/s/ Robert M. Swysgood		February 14, 2007
	Robert M. Swysgood (1)		Date
Attorney-in-fact

ANSCHUTZ COMPANY

By:	Philip F. Anschutz
Chairman and Chief Executive Officer

	By:	/s/ Robert M. Swysgood	February 14, 2007
		Robert M. Swysgood (1)	Date
Attorney-in-fact

THE ANSCHUTZ CORPORATION

By:	Philip F. Anschutz
Chairman and Chief Executive Officer

	By:	/s/ Robert M. Swysgood	February 14, 2007
		Robert M. Swysgood (1)	Date
Attorney-in-fact

ANSCHUTZ INVESTMENT COMPANY

	By:	/s/ Robert M. Swysgood	February 14, 2007
		Robert M. Swysgood	Date
Vice President

(1)             Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Schedule 13G on his behalf as an individual and on his behalf as an officer and director of AC and TAC.  A copy of the power of attorney was previously filed as Exhibit B to the Schedule 13D filed with  the Commission on June 2, 2000 relating to the issuer Qwest Communications International Inc.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)